Exhibit 3(f)

                              8900 Marybank Drive
                                Austin, TX 78750


BY HAND
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September 16, 1996



To:  Mr. Jeffrey Moore

     I respectfully wish to extend my resignation as Voting Trustee from that certain Voting Trust which holds 3,400,000 shares of Series B Preferred stock of SunRiver Group, Inc. This resignation is by mutual agreement and will become effective at 9:00 A.M. CDT on September 17, 1996. I will be pleased to work with your new designee as Voting Trustee to make sure that we effect an orderly transition.


Sincerely,



/s/ Gerald Youngblood
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Gerald Youngblood
Voting Trustee